UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                           SCHEDULE 13D/A

              Under the Securities Exchange Act of 1934
                         (Amendment No. 9)*

                        Commerce Group Corp.
                          (Name of Issuer)

                   Common Shares, $0.10 Par Value
                   (Title of Class of Securities)

                             200654-10-1
                           (CUSIP Number)

                         Edward L. Machulak
                             President
                        Commerce Group Corp.
                       6001 North 91st Street
                  Milwaukee, Wisconsin  53225-1795
                           (414) 462-5310

             (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                          December 17, 2003
       (Date of Event, which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss.
240.13d-1(g), check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.
240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D/A

                           CUSIP No. 200654-10-1

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1. Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only). Edward L. Machulak (ELM) and for the Edward L. Machulak Rollover Individual Retirement Account (ELM RIRA)

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [X]

       ELM may be deemed to be a member of a group because he votes in concert with the Issuer's common shares owned by General Lumber & Supply Co., Inc. ("General"), a corporation in which he owns approximately 55% of its common shares and with the ELM RIRA.
       This definition of a group may also include 308,767 of the Issuer's common shares owned by his wife, Sylvia Machulak, and the 472,200 common shares owned by the Sylvia Machulak Rollover Individual Retirement Account ("SM RIRA"). His wife and her SM RIRA disclaim any beneficial relationship and have in the past voted the shares they own and control.

   (b) [  ]

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3. SEC Use Only

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4. Source of Funds (See Instructions)

   PF - Paid by partial cancellation of promissory note(s) and interest issued to General and the ELM RIRA by the Issuer.
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5. Check if Disclosure of Legal Proceedings is Required Pursuant
   to Items 2(d) or 2(e)  N/A

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6. Citizenship or Place of Organization

   United States' citizen; born in Milwaukee, Wisconsin.
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

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power

   1,183,342 common shares.

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8. Shared Voting Power

   Sylvia Machulak's 308,767 common shares and the SM RIRA's 472,200 common shares disclaim any beneficial interest and act independently on any decision on the common shares owned by them. ELM has the authority to vote all of the common shares owned by General and the ELM RIRA.

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9. Sole Dispositive Power

   ELM owns 1,183,342 common shares and 711,400 common shares are owned by his RIRA (includes the 200,000 restricted common shares purchased on this date), for a total of 1,894,742 common shares.

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10. Shared Dispositive Power

    The 3,213,600 common shares owned by General include the 463,600 restricted common shares, $.10 par value, purchased on this date at a price of $.25 per share.

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11. Aggregate Amount Beneficially Owned by Each Reporting Person

    1,183,342 of the Issuer's common shares are owned by ELM, 711,400 common shares are owned by the ELM RIRA (includes the 200,000 restricted common shares purchased on this date), and 3,213,600 common shares are owned by General (includes the 463,600 restricted common shares purchased on this date), for a total of 5,108,342 common shares.

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)

    The common shares owned by my wife, Sylvia Machulak (308,767), and the 472,200 common shares owned by the SM RIRA are not included with this reporting person's common shares.

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13. Percent of Class Represented by Amount in Row (11) (including the purchases made on this date)

    ELM, 5.38%; RIRA, 3.24%; General, 14.61% = combined total of 23.23%.

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14. Type of Reporting Person (See Instructions)

    IN

Item 1.  Security and Issuer

The class of securities issued to Edward L. Machulak (ELM) to which this statement relates to is as follows: none, however on December 17, 2003, 463,600 of the Issuer's restricted common shares, $0.10 par value, were purchased by a corporation in which ELM owns 55% of the common shares, and the ELM RIRA purchased 200,000 restricted common shares.

The Issuer is a Wisconsin corporation located at 6001 North 91st Street, Milwaukee, Wisconsin 53225-1795.

Item 2.  Identity and Background

This statement is being filed by ELM, an individual, and a citizen of the United States of America, who since September 1972, resided at 903 West Green Tree Road, Milwaukee, Wisconsin 53217.

ELM is also a director and owner of 55% of the issued and outstanding common stock of General Lumber & Supply Co., Inc. ("General"), a Wisconsin-chartered corporation that purchased 463,600 of the Issuer's restricted common shares on December 17, 2003. As of December 17, 2003, General owns 3,213,600 of the Issuer's common shares, which amount to a 14.61% ownership of the Issuer's total common shares issued and outstanding. On December 17, 2003, the ELM RIRA purchased 200,000 of the Issuer's restricted common shares. As of December 17, 2003, the ELM RIRA owns 711,400 of the Issuer's common shares, which amount to a 3.24% ownership of the Issuer's total common shares issued and outstanding.
ELM is the Chairman of the Board of Directors (September 1962), the President (September 1962) and Treasurer (1978) of the Issuer. He is also General's Chairman of the Board of Directors since 1952.

During the past five years or more, ELM has not been charged and has not been convicted in any criminal proceeding.

During the past five years or more, ELM has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or was ever subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The purchase of 463,600 restricted common shares, $.10 par value, by General was paid by a partial cancellation of debt owed by the Issuer to General.

The cash funds, which the Issuer has borrowed from General as of September 30, 2003, together with accrued interest, amount to $1,252,796.

General's purchase of the Issuer's 463,600 restricted common shares, $.10 par value, is for investment purposes and for the opportunity to gain a profit.

The purchase of 200,000 restricted common shares, $.10 par value, by the ELM RIRA was paid by a partial cancellation of debt owed by the Issuer to the ELM RIRA.

The cash funds, which the Issuer has borrowed from the ELM RIRA as of September 30, 2003, together with accrued interest, amount to $893,288.

The ELM RIRA's purchase of the Issuer's 200,000 restricted common shares, $.10 par value, is for investment purposes and for the opportunity to gain a profit.

Item 4.  Purpose of Transaction

The purpose of this transaction is to report General's and the ELM RIRA's purchase of 463,600 and 200,000 respectfully of the Issuer's common restricted shares paid by the partial cancellation of debt owed to General and to the ELM RIRA by the Issuer. This affords the Chairman, President and Treasurer of the Issuer, through his share ownership of General and the ELM RIRA, to substantially increase his stock ownership indirectly. He believes that it affords him an opportunity to increase his net worth as the Issuer's prospects of resuming its gold production from its gold ore reserves are more likely to happen because of the recent substantial increase in the gold sale price.

ELM has not, except as noted herein, formulated any other plans or proposals which may have or which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as disclosed herein;

(b) An extraordinary corporate transaction being in process, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; although the Issuer has publicly announced that it is interested in a merger, acquisition or a business combination;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, by-laws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

It is possible that, at a future date, ELM personally or the ELM RIRA may acquire the Issuer's common shares through the open market or privately negotiated transactions. Any such future decision will be made by ELM or the ELM RIRA in light of the then current financial condition and prospects of the Issuer, the market price of the stock, ELM's or the ELM RIRA's financial condition, and other relevant factors.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number of common shares being acquired by the ELM RIRA is 200,000 restricted common shares, $0.10 par value. This amounts to less than one percent of the 21,992,379 common shares issued and outstanding as of this date (and includes the 200,000 restricted common shares purchased on this date). As of this date, the ELM RIRA owns 711,400 of the Issuer's common shares, which amount to 3.24% of the total Issuer's common shares issued and outstanding.

(b) The sole power to vote the number of common shares based on the 21,992,379 common shares issued and outstanding as of this date, is as follows:

                                                         Shares       %
                                                       ---------    ----
1. ELM's common share ownership                        1,183,342    5.38
2. ELM Rollover Individual Retirement Account (RIRA)
   (including the issuance of 200,000 restricted
   common shares on this date)                           711,400    3.24
                                                       ---------    ----
   Balance ELM shared power to vote                    1,894,742    8.62
3. General's share ownership
   (including the issuance of 463,600 restricted
   common shares on this date)                         3,213,600   14.61
                                                       ---------   -----
   Balance - shared power to vote common shares        5,108,342   23.23

   ELM is a Director, President and Treasurer of the Issuer. He also is a director, chief executive officer and controlling shareholder of General and he retains the voting power to the Issuer's common shares owned by General. His share ownership, combined with General's and the ELM RIRA's, may comprise a group within the meaning of Section 13(d)3 of the Securities Act.

   In addition, ELM's wife owns 308,767 of the Issuer's common shares and her SM RIRA owns 472,200 of the Issuer's common shares, for a total of 780,967 common shares, which amount to 3.55% of the Issuer's total common shares issued and outstanding. She disclaims any beneficial interest that ELM may have in her or her RIRA share ownership.

(c) To the best of ELM's belief and knowledge, with the exception of General's Schedule 13D/A filing disclosing the purchase of 463,600 of the Issuer's restricted common shares, there were no known transactions within the past 60 days by any of the persons named in response to Item 5(a) other than as stated herein, and with the exception of filings (Form 4, if any) that were required to be filed by him with the U.S. Securities and Exchange Commission.

(d) To the best of ELM's belief and knowledge, there is no other person known to have the right to receive or the power to receive dividends or proceeds from the stock options or other rights to stock mentioned herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

There are no known undisclosed contracts, arrangements, understandings or relationships with the persons named in Item 2 and with respect to the securities of the Issuer.

In the past, the Issuer had borrowed, on a demand basis, from ELM, shares of the Issuer's common shares which ELM owned. He then sold these shares as designee of the Issuer. The Issuer received all of the net proceeds from the sale of these shares. At such time as ELM demands, the Issuer must return the borrowed shares to him, together with the interest shares earned. The interest rate charged and payable with the Issuer's restricted common shares on the shares loaned or pledged to the Issuer is based on the prime rate plus three percent payable monthly.

Item 7.  Material to be filed as Exhibits.

Exhibit A

A copy of the Investment Letter Agreement dated December 17, 2003, by and between the Issuer and the ELM RIRA.

The following loan agreements have been filed with the S.E.C. on or before December 31, 1996 and the confirmation agreement was filed with the S.E.C. as an exhibit to the Issuer's Form 10-K/A for the period ended March 31, 2003:

1. Loan Agreement by and between the Issuer and ELM dated June 20, 1988.
2. Loan Agreement by and between the Issuer and ELM dated October 14, 1988.
3. Loan Agreement by and between the Issuer and ELM dated May 17, 1989.
4. Loan Agreement by and between the Issuer and ELM dated April 1, 1990.
5. Confirmation Agreement by and between the Issuer and ELM dated
   May 12, 2003.

General's Schedule 13D/A filing dated December 17, 2003, is being filed separately.

                                Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  /s/ Edward L. Machulak
December 17, 2003               ______________________________________
     Date                         Edward L. Machulak, Reporting Person